HIVE Blockchain Provides December 2022 Production Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 2, 2022 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - January 9, 2023) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (Nasdaq: HIVE) (FSE: HBFA) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin operations for the month of December 2022 and the calendar year 2022, with 213.8 Bitcoin produced in December, plus USD $3.15 million of income from our energy price hedging and grid balancing strategy. Additionally, the Company produced crypto assets with a value of 4,752 Bitcoin (based on daily average price of Bitcoin) in 2022, which is an 18% increase from the prior year.

Summary Overview:

  HIVE produced 213.8 Bitcoin in the month of December, from ASIC and GPU mining operations, representing an average of 113.2 Bitcoin Per Exahash.
  HIVE earned USD $3.15 million in income from our energy price hedging and grid balancing strategy, in addition to Bitcoin produced in December. Based on the daily Bitcoin prices during the month of December, the income from grid balancing could equate to a mined value of approximately 184 Bitcoin.
  HIVE's strategy to improve its global efficiency was achieved by the agile acquisition of 3,570 Bitmain S19j Pro at prices steeply discounted from the previous year. In addition, HIVE is pleased to deploy its own ASIC Bitcoin miner system for Proof of Work, the 'HIVE BuzzMiner', in partnership with Intel.
  As a tactical update, in the last two weeks HIVE has received and installed over 3,400 new generation Bitcoin ASIC miners in the 100 TH/s to 110 TH/s range, which is a massive efficiency upgrade which will lower the Company's average cost of producing Bitcoin and improve gross mining margins.
  HIVE has installed approximately 2,050 of the 3,570 Bitmain S19j Pro miners announced on December 22, 2022. These machines arrived in the last week of December, and HIVE's team expects all 3,570 S19j Pro miners to be installed on or around January 13, 2023. The installation of these machines includes an optimization process to ensure HIVE has distributed and installed the most efficient machines across its global operating fleet, thus increasing the Company's overall average Bitcoin mining efficiency and lowering the average Bitcoin cost of production.
  Additionally, HIVE has received and installed 1,423 of its HIVE BuzzMiner Bitcoin miners, powered by Intel Blockscale, out of the total production quantity of 5,800 HIVE BuzzMiners. These new generation ASIC miners, will replace older legacy ASIC and GPU mining equipment, to increase Bitcoin mining efficiency.

December 2022 Production Figures

HIVE is pleased to announce its December 2022 production figures and mining capacity:

  212 Bitcoin Produced from ASIC mining operations;
  2.06 Exahash of Bitcoin mining capacity at the end of December, with an average hashrate of 1.89 Exahash of Bitcoin mining capacity during the month of December from ASIC mining operations, with an average of 113.2 Bitcoin per Exahash;

  An additional 1.4 Bitcoin were mined by our GPUs in December.

Frank Holmes, Executive Chairman of HIVE stated, "We are very happy to be producing over 213 Bitcoin this month, while also earning over USD $3 million this month from our grid balancing and energy sale initiatives. HIVE was the first public crypto mining company to set up an energy price hedging and grid balancing strategy. Our strategy to manage volatile energy prices and provide a standby agreement with the utility company has been active for the past couple of years in Sweden. HIVE is a key player in the great digital transformation wave, from being the first public company to mine digital assets, to having a green strategy, and to innovate with additional revenue streams. Our agile leadership style is focused on being innovative and quick to pivot since we mine digital assets that are extremely volatile. In addition to the European partnerships we have, our internal technical team has developed proprietary software to manage our fleet of ASIC miners across 3 countries."

Aydin Kilic, President & COO of HIVE noted "Additionally, our technical team has updated our software stack which monitors the vital statistics of our global fleet of ASIC miners. This allows us to have great insight and granularity into the performance of each machine, using bespoke API calls, as we carefully study the overall fleet efficiency (in Joules per Terahash), to ensure we are mining for maximum profitability during a Bitcoin bear market. We continue to strive for excellence, ensuring that as we scale our hashrate we also optimize our uptime, to ensure ideal Bitcoin output figures and leading the sector in performance."

The Company's total Bitcoin production in December 2022 was:

  213.8 BTC Produced
  6.9 BTC produced per day on average
  2.06 Exahash of BTC Hashrate (BTC ASIC Hashrate plus BTC GPU Hashrate) as of December 31, comprised of 2.06 Exahash of BTC ASIC Hashrate and 0.0 Exahash of BTC GPU Hashrate (the GPU fleet was curtailed to earn income for grid balancing), with a monthly average of 1.89 Exahash, which is equal to 113.2 Bitcoin per Exahash.

2022 Annual Production Figures

In calendar year 2022 HIVE mined digital assets equivalent in value to 4,752 Bitcoin (based on the daily average Bitcoin price; these digital assets include 3,146 Bitcoin). This represents an 18% year over year increase in digital assets mined by the Company (HIVE mined digital assets equivalent in value to 4,032 Bitcoin in 2021).

For the three-month period ended December 31, 2021, HIVE produced 697 Bitcoin, or approximately 7.7 Bitcoin per day, and today HIVE is producing approximately 8 Bitcoin per day from ASIC production.

While this appears to be a modest increase, the Bitcoin Network Difficulty has surged by 46% in this one-year period which would reduce Bitcoin production by 46% all other things being equal.

Notwithstanding the foregoing, as HIVE's global fleet of ASIC and GPU miners expanded, HIVE's output of crypto mined with green energy, outpaced the Bitcoin Network Difficulty increase.

The increased mining difficulty is a major headwind to profit margins. The only way to stay ahead is to acquire more machines (to increase HIVE's Petahash) which are also more efficient.

The Company has received 3,570 Bitmain S19j Pro miners, and 1,879 of the HIVE BuzzMiners. Additionally, 987 HIVE BuzzMiners were shipped to Sweden, and are expected to arrive on or around January 15. HIVE expects all of the 5,800 HIVE BuzzMiners to be manufactured, tested and shipped by the end of January 2023.

Bitcoin HODL Update

As of today's date, HIVE maintains in its treasury 2,348 Bitcoin, with a market value of over USD $38 million.

Last quarter HIVE strategically sold Bitcoin to increase cash reserves to fund opportunistic expansions in the technology bear market. Mr. Holmes stated "We have seen a great opportunity to expand in this depressed market, where ASIC prices are down almost 90%, whereas Bitcoin price is down approximately 70%. Acquiring ASICs at steeply discounted prices positions us for ideal return on invested capital, and further decreases our cost of production for Bitcoin, and improves our gross mining margin in the interim bear market."

HIVE notes that in the crypto mining sector, different companies have different strategies for HODLing or selling Bitcoin. Some companies may employ a 100% HODL strategy, and not sell any Bitcoin, instead opting to sell shares to cover operating costs and/or capital expenditures. Other companies may elect to sell all of their mined Bitcoin to fund operating costs and/or capital expenditures. HIVE has a unique hybrid strategy and may elect to sell digital assets where the Company believes there are attractive opportunities to scale the business. Our flexible HODL strategy has always allowed us to have a core investment in digital assets on HIVE's balance sheet.

Bitcoin Global Network Mining Difficulty Remains Volatile

Network difficulty factors are a significant variable in the Company's gross profit margins and can also be volatile. For example, the Bitcoin network difficulty was 36.95T as at December 1, and decreased to 34.24T as at December 6, then increased to 35.36T on December 19, and remained at this level until the end of the month. Accordingly, Bitcoin mining difficulty ended the month about 4.5% lower than the beginning of the month.

The Bitcoin Network Difficulty is a publicly available statistic, that reflects the total number of Bitcoin miners online and is important in analyzing a company's gross profit margins, and number of Bitcoin produced. This data is available on many websites, here is one citation:
https://www.blockchain.com/explorer/charts/difficulty

As more people mine Bitcoin, difficulty increases and conversely, as Bitcoin prices fall, many miners may lose money, and power down, thus taking their hashrate off the network, causing Network Difficulty to decrease.

Those with the lowest costs of production; by virtue of having more efficient machines and/or lower energy costs, can continue their production during these volatile cycles. Consequently, not all miners may continuously mine during the month, as a result some miners will produce less Bitcoin than expected, relative to their advertised hashrate.

We are pleased that we have been able to upgrade our global fleet during this period of turbulence amidst the "crypto contagion" without borrowing expensive high yield debt against our ASIC equipment and digital assets, whereas such expensive debt has hurt many Bitcoin miners during this bear market.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source only green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies, primarily BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; the ability of the Company to adapt its operations as a result of the Merge, the continued viability of its existing Bitcoin Mining operations, the results of the ATM Equity Program, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

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